UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A / A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No. 1)

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒
Check the appropriate box:
☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

SPRUCE POWER HOLDING CORPORATION
(Name of Registrant as Specified In Its Charter)
Clayton Capital Appreciation Fund, L.P. Clayton Partners LLC The JSCC Family Trust Jason Stankowski Clara Nagy McBane
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

-with copies to-
Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596
Payment of Filing Fee (Check the appropriate box):
☒	No fee required.
☐	Fee paid previously with preliminary materials.
☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.

PRELIMINARY PROXY MATERIALS, SUBJECT TO COMPLETION,
DATED MAY 30, 2024

SPRUCE POWER HOLDING CORPORATION
ANNUAL MEETING OF STOCKHOLDERS
[●], 2024

PROXY STATEMENT OF
CLAYTON CAPITAL APPRECIATION FUND, L.P.

PLEASE SIGN, DATE AND RETURN THE WHITE UNIVERSAL PROXY CARD TODAY IN THE POSTAGE-PAID ENVELOPE PROVIDED
Clayton Capital Appreciation Fund, L.P. (the “Stockholder”) and its affiliates, Clayton Partners LLC (“Clayton Partners”), The JSCC Family Trust, and Jason Stankowski, are furnishing this proxy statement (this “Proxy Statement”) and accompanying WHITE universal proxy card to the stockholders of Spruce Power Holding Corporation (“Spruce” or the “Company”) to solicit proxies in connection with the Company’s 2024 Annual Meeting of Stockholders, and any adjournments, postponements, reschedulings or continuations thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”).  The Annual Meeting is currently scheduled to be held at [●] am Eastern Time, on [●], 2024, and to be held virtually at [www.[●]].  The principal executive office of Spruce is located at 2000 S Colorado Blvd, Suite 2-825, Denver, Colorado 80222.
The Company has set April 15, 2024 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  Holders of common stock of the Company, $0.0001 par value per share (the “Common Stock”) at the close of business on the Record Date are entitled to vote at the Annual Meeting.
Under new rules adopted by the Securities and Exchange Commission, the enclosed WHITE universal proxy card also includes the names of the Company’s nominees.  As the Stockholder is using a “universal” proxy card, there is no need to use the Company’s [●] proxy card or voting instruction form, regardless of how you wish to vote.  We ask that you only cast your votes “FOR” Jason Stankowski and Clara Nagy McBane and “WITHHOLD” your votes for each of the Company’s nominees.
This Proxy Statement and the accompanying WHITE universal proxy card are first being sent or given to the stockholders of the Company on or about June [●], 2024.
WHY YOU WERE SENT THIS PROXY STATEMENT
This year you have the power to effect change at Spruce by voting for Directors of the Company other than the members of the current Board of Directors.  Specifically, we offer you a choice--an ability to vote for 2 highly qualified, independent director nominees who are focused on creating long term value for stockholders and employees, as discussed herein.
Please take advantage of this opportunity to make a change.  VOTE TO CHANGE SPRUCE FOR THE BETTER.  VOTE THE WHITE UNIVERSAL PROXY CARD FOR: Jason Stankowski and Clara Nagy McBane.
This Proxy Statement is seeking your support at the Annual Meeting of Spruce for the following:
1.	To vote “FOR” the election of Jason Stankowski and Clara Nagy McBane to the Board of Directors of the Company (the “Board”), and “WITHHOLD” on the Company’s nominees.
2.	To vote “FOR” the ratification of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024.
3.	To vote “FOR” the approval on an advisory basis of the Company’s executive compensation.

The following persons may be deemed to be participants in soliciting stockholders to vote (1) “FOR” the election of Jason Stankowski and Clara Nagy McBane to the Board of Directors of the Company (referred to herein together as the “Nominees”), and “WITHHOLD” on the Company’s nominees; (2) “FOR” the ratification of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024; and (3) “FOR” the approval on an advisory basis of the Company’s executive compensation: the Stockholder, Clayton Partners LLC, The JSCC Family Trust, Jason Stankowski and Clara Nagy McBane (“Participants”, “we”, “our”, or “us”).
REASONS FOR THE SOLICITATION
We believe Spruce is dramatically undervalued and our goal is to help the company reach its full potential.  As evidence of this, the stock currently trades at a substantial discount to the unencumbered cash on the balance sheet.  Fortunately, this year you have the power to effect change at Spruce by voting for Directors of the Company other than the members of the current Board of Directors.  Specifically, we offer you a choice--an ability to vote for 2 highly qualified, independent director nominees who have the skills and commitment to create long term value for stockholders and employees.  We ask you to vote for our two alternative board candidates who will hold management accountable, who will put stockholders first and who will help make the Company best in class.
QUESTIONS & ANSWERS REGARDING THE SOLICITATION
Q.  Why are you challenging the Company through a proxy contest?
We believe the Company is not being properly managed for the benefit of its shareholders.  The Company’s stock currently trades at a substantial discount to the unencumbered cash on the balance sheet.  We believe Spruce is, at worst, a break-even business and has significant opportunities for positive cash flow generation going forward. But better management is need to take the Company from its current state to a Company that has a thriving business. We fundamentally believe that the Company has a business that can thrive and create tremendous stockholder value in the long run if it is run the right way.
Q. How do we vote?
This proxy statement contains details on how to vote. We will also be sending out more information on the voting process with easy instructions on how to vote for our candidates and ensure the Company is best positioned to thrive.
Q.  Why is being on the Board so important, and what skills can you add?
The right leadership at any public company starts with having the right Board of Directors.  The Board should ideally be able to provide expertise to the company to help it improve. But most importantly, the Board has a responsibility to look out for stockholders and to hold Company leadership accountable.  We don’t think our nominees have all the answers but they will dedicate themselves to looking out for stockholder interests rather than management interests.  Our nominees have a background in renewable energy investing, and understand well the marketplace for small cap public companies.
Q. What is an example of what the Board is not doing well?
The Board has authorized a buyback program, but has not made any significant stock repurchases despite the fact that the stock is trading at 25% of the Company’s estimated value of the stock.  Further, the Board has failed to engender trust from the investment community as represented by the stock trading below distributable cash.  The Company has also failed to publicly define a coherent long term strategic direction, and then the Board just abruptly changed its CEO without a good explanation.
Q. Any final thoughts?
Despite all the risks discussed above, we believe that Spruce could be a strong business under the right leadership.  Spruce shareholders deserve a Board that will take a deep look into the various opportunities and execute a clear and rational business plan.
This year you have the power to effect change at Spruce.  We have offered you a choice--an alternative slate of highly qualified, independent director nominees who are aligned with you.
Please take advantage of this opportunity to make a change.  VOTE TO CHANGE SPRUCE FOR THE BETTER.  VOTE FOR OUR DIRECTOR NOMINEES.

MEETING DETAILS AND PROXY MATERIALS
At the Annual Meeting, the stockholders of Spruce will be asked to consider and vote upon: (1) the election of two directors to the Board to hold office until the 2027 annual meeting of stockholders; (2) the ratification of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for fiscal year 2024; and (3) an advisory vote on executive compensation.
We intend to vote all of the shares of Common Stock that we are entitled to vote, including proxies solicited by these proxy materials, as follows:
1.	“FOR” the election of Jason Stankowski and Clara Nagy McBane to the Board, and “WITHHOLD” on the Company’s nominees.
2.	“FOR” the ratification of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024.
3.	“FOR” the approval on an advisory basis of the Company’s executive compensation.
Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on [●], 2024.  This Proxy Statement and the accompanying WHITE universal proxy card are available at [●].
IMPORTANT
Your vote is important, no matter how many or how few shares you own.  The Stockholder urges you to sign, date and return the enclosed WHITE universal proxy card today.
•	If your shares are registered in your own name, please sign and date the enclosed WHITE universal proxy card and return it today in the enclosed postage-paid envelope.
•
If your shares are held in a brokerage account or by a bank or other holder of record, you are considered the beneficial owner of the shares held in “street name,” and these proxy materials, together with a WHITE universal voting form, are being forwarded to you by your broker, bank or other holder of record.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your shares on your behalf without your instructions.  Depending upon your broker, bank or other holder of record, you may be able to vote either by telephone or by the Internet.  You may also vote by signing, dating and returning the enclosed voting form.

We urge you not to return any proxy card you receive from the Company.  If you have already sent a [●] proxy card furnished by Company management or the Board or have otherwise submitted a proxy using one of the methods described in the Spruce Proxy Statement, you may revoke that proxy and vote on each of the proposals described in this Proxy Statement by signing, dating and returning the enclosed WHITE universal proxy card.
If you have questions, require assistance in voting your WHITE universal proxy card, or need additional copies of these proxy materials, please contact Saratoga Proxy Consulting LLC, our proxy solicitor, at the address, telephone number or email address listed below.
If you have any questions or need assistance in voting, please call:

520 8th Avenue, 14th Floor
New York, NY  10018

Stockholders Call Toll Free at: (888) 368-0379 or (212) 257-1311
Email: info@saratogaproxy.com

PROPOSAL 1
ELECTION OF DIRECTORS
Under the Spruce Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, each as amended and restated to date, directors at Spruce are divided into three classes (Class A, Class B and Class C) serving staggered terms of three years. Class A consists of two directors and elections for Class A directors will be held at the Annual Meeting. Set forth below are the Nominees for election as Class A Directors.
Jason Stankowski, age 54:
Jason has been a partner and portfolio manager of Clayton Partners LLC since 2003. He has been in the investment industry since 1992 and founded Clayton Partners LLC and the Clayton Capital Appreciation Fund, L.P. in 2003. Clayton Partners is an opportunistic value investment firm. Clayton Partners manages a private investment partnership and individual separate accounts. Clayton Partners takes a private equity approach to investing in the public markets and looks to align with shareholder friendly management teams that focus on long-term value creation.

Jason joined the board of Epsilon Energy (EPSN) in 2021 and has played a key role in the evaluation of capital allocation decisions and management appointments.

Clara N. McBane, age 36:
Clara is the founder and CEO of Ventura Energy which was formed in 2021 and is a developer of behind-the-meter and community sized solar and storage systems. Clara has been working in the renewables industry for the last 13 years and is an expert in renewable energy finance and operations. Clara’s previous positions include SVP of Business Development at SOURCE Global PBC, Director of Business Development at Advanced Microgrid Solutions (AMS) which was sold to Fluence (FLNC), and VP of Sales at Sunlink Corporation.

The combination of experience, skill sets, and qualifications disclosed above led to the conclusion that each of the Nominees should serve as a Director of the Company.  None of the entities or organizations reflected in the business experience of the Nominees is a parent, subsidiary or other affiliate of the Company.  The role of an effective Director inherently requires certain personal qualities, such as integrity, as well as the ability to comprehend, discuss and critically analyze materials and issues that are presented so that the Director may exercise judgment and reach conclusions in fulfilling his duties and fiduciary obligations.  The Stockholder believes that the background and expertise of each Nominee evidences those abilities and are appropriate to his or her serving on the Board.
The Stockholder believes that each of the Nominees would be deemed “independent” under the Corporate Governance Guidelines of the Company, the independence requirements of SEC rules and the listing standards of the New York Stock Exchange, and that each would qualify as an “audit committee financial expert” as that term is defined by the SEC.

We expect that the Nominees will be able to stand for election, but in the event that one or more are unable to serve, or for good cause will not serve, the shares represented by the enclosed WHITE universal proxy card will be voted for a substitute nominee (or nominees, as the case may be), to the extent this is not prohibited under the Company’s charter documents and applicable law.  In addition, we reserve the right to solicit proxies for the election of such substitute nominee(s) if the Company makes or announces any changes to its charter documents or takes or announces any other action that has, or, if consummated, would have, the effect of disqualifying the Nominees, to the extent this is not prohibited under the Company’s charter documents and applicable law.  We reserve the right to nominate additional persons, to the extent this is not prohibited under the Company’s charter documents and applicable law, if the Company increases the size of its board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.
None of the Nominees is presently serving as a director on the board of directors of any corporation, partnership or other entity that has a class of debt or equity securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or subject to the requirements of Section 15(d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940, nor has any nominee served as such during the past five years.
MECHANICS OF VOTING IN THE ELECTION
Stockholders will vote to fill two seats on the Board at the Annual Meeting.
A plurality voting standard applies to the election of directors at the Annual Meeting.  So, stockholders will be able to cast only “FOR” or “WITHHOLD” votes in the election of directors, and the two nominees receiving the most “FOR” votes will be elected as directors.  Withhold votes will be counted as present and entitled to vote for purposes of determining the presence of a quorum at the Annual Meeting, but will not be counted in determining the outcome of the election of directors.
With a plurality voting standard applying to the election of directors at the Annual Meeting, stockholders will not be able to abstain from voting in the election of directors.  Abstentions will be counted as present and entitled to vote for purposes of determining the presence of a quorum at the Annual Meeting.
For brokerage or other nominee accounts that receive proxy materials from, or on behalf of, both the Company and the Nominees, all items listed in the notice for the meeting will be considered “non-routine” matters.  In that case, if you do not submit any voting instructions to your broker or other nominee, your shares will not be counted in determining the outcome of any of the proposals at the Meeting, nor will your shares be counted for purposes of determining whether a quorum exists.
WE URGE YOU TO VOTE “FOR” JASON STANKOWSKI AND CLARA NAGY MCBANE USING THE ENCLOSED WHITE UNIVERSAL PROXY CARD, AND “WITHHOLD” ON THE COMPANY’S NOMINEES.
IF YOU VOTE “FOR” FEWER THAN TWO NOMINEES, YOUR SHARES WILL ONLY BE VOTED “FOR” THE NOMINEE YOU HAVE MARKED AND DEFAULT TO A “WITHHOLD” VOTE WITH RESPECT TO ANY NOMINEE LEFT UNMARKED.  IF YOU VOTE “FOR” MORE THAN TWO NOMINEES, YOUR ELECTIONS WILL BE INVALID AND, DEPENDING ON YOUR BROKER, BANK, OR OTHER NOMINEE THROUGH WHICH YOU HOLD SHARES, YOUR VOTES ON ALL OTHER PROPOSALS BEFORE THE ANNUAL MEETING MAY ALSO BE INVALID.

PROPOSAL 2
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
In the Company’s proxy statement, the Company is asking stockholders to ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the Company’s 2024 fiscal year.
According to the Company’s proxy statement, the affirmative vote of holders of a majority of the shares of Common Stock cast at the meeting is required to ratify the appointment of Deloitte & Touche LLP.
WE RECOMMEND A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.  IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, WE WILL VOTE “FOR” WITH RESPECT TO THIS PROPOSAL.

PROPOSAL 3
NON-BINDING ADVISORY VOTE ON EXECUTIVE COMPENSATION
As described in detail in Spruce’s proxy statement, Spruce is asking stockholders to indicate their support for executive officer compensation.  This proposal, commonly known as a “say-on-pay” proposal, gives stockholders the opportunity to express their views on the compensation of Spruce’s named executive officers.  So, stockholders may endorse or not endorse Spruce’s executive pay program through the following non-binding resolution:
“RESOLVED, that the compensation paid to the Company’s named executive officers, as disclosed pursuant to Item 402 of Securities and Exchange Commission Regulation S-K, including the compensation tables, narrative disclosures, and other related disclosure, is hereby approved.”
Because the vote on this Proposal is advisory, it will not be binding upon the Board.  However, Spruce has indicated the Company’s Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.
The non-binding advisory resolution regarding the compensation of the named executive officers described in this Proposal shall be approved if the votes cast in favor of the resolution exceed the votes cast against the resolution.  Abstentions and broker non-votes will not be counted as either votes cast for or against the resolution.
WE RECOMMEND A VOTE “FOR” THE APPROVAL ON AN ADVISORY BASIS OF THE COMPANY’S EXECUTIVE COMPENSATION.  IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, WE WILL VOTE “FOR” WITH RESPECT TO THIS PROPOSAL.

WHO CAN VOTE AT THE ANNUAL MEETING
Only stockholders of record of Spruce Common Stock at the close of business on April 15, 2024, the Record Date, are entitled to notice and to vote at the Annual Meeting.
HOW TO VOTE BY PROXY
Your vote is important, no matter how many or how few shares you own.  The Nominees urge you to sign, date and return the enclosed WHITE universal proxy card today.
•	If your shares are registered in your own name, please sign and date the enclosed WHITE universal proxy card and return it today in the enclosed postage-paid envelope.
•
If your shares are held in a brokerage account or by a bank or other holder of record, you are considered the beneficial owner of the shares held in “street name,” and these proxy materials, together with a WHITE universal voting form, are being forwarded to you by your broker, bank or other holder of record. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares on your behalf without your instructions. Depending upon your broker, bank or other holder of record, you may be able to vote either by telephone or by the Internet. You may also vote by signing, dating and returning the enclosed voting form.

Whether you plan to attend the Annual Meeting or not, we urge you to vote your shares now.  Please contact our proxy solicitor Saratoga Proxy Consulting LLC at (888) 368-0379 if you require assistance in voting your shares.  This Proxy Statement and the accompanying WHITE universal proxy card are available at [●].
Properly executed proxies will be voted in accordance with the directions indicated thereon.  If you sign the WHITE universal proxy card but do not make any specific choices, your proxy will vote your shares as follows:
1.	“FOR” the election of Jason Stankowski and Clara Nagy McBane to the Board, and “WITHHOLD” on the Company’s nominees.
2.	“FOR” the ratification of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024.
3.	“FOR” the approval on an advisory basis of the Company’s executive compensation.
The Stockholder and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board.  Stockholders will have the ability to vote for up to two nominees on the enclosed WHITE universal proxy card.  Stockholders are permitted to vote for fewer than two nominees or for any combination (up to two total) of the Nominees and the Company’s nominees.  Voting “FOR” fewer than two nominees will result in your shares being be voted “FOR” only the nominee you have so marked and default to a “WITHHOLD” vote with respect to any nominee left unmarked.  If you vote “FOR” more than two nominees, your vote regarding the election of directors will be invalid and will not be counted.  There is no need to use the Company’s proxy card or voting instruction form, regardless of how you wish to vote.  If the Stockholder withdraws its solicitation or fails to comply with the universal proxy rules, any votes cast in favor of the Nominees will be disregarded and not be counted, whether such vote is provided on our WHITE universal proxy card or the Company’s proxy card.

Rule 14a-4(c)(3) of the Exchange Act governs our use of discretionary proxy voting authority with respect to a matter that is not known by us a reasonable time before our solicitation of proxies.  It provides that if we do not know, a reasonable time before making our solicitation, that a matter is to be presented at the meeting, then we are allowed to use our discretionary voting authority when the proposal is raised at the meeting, without providing any discussion of the matter in this Proxy Statement.  If any other matters are presented at the Annual Meeting for which we may exercise discretionary voting, your proxy will be voted in accordance with the best judgment of the persons named as proxies on the attached proxy card.  At the time this Proxy Statement was mailed, we knew of no matters which needed to be acted on at the Annual Meeting, other than those discussed in this Proxy Statement.
If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions.  Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the WHITE universal proxy card on your behalf.  You should also sign, date and mail the voting instruction that your broker or banker sends you when you receive it (or, if applicable, vote by following the instructions supplied to you by your bank or brokerage firm, including voting by telephone or via the internet).  Please do this for each account you maintain to ensure that all of your shares are voted.
A large number of banks and brokerage firms are participating in a program that allows eligible stockholders to vote by telephone or via the Internet.  If your bank or brokerage firm is participating in the telephone voting program or Internet voting program, then such bank or brokerage firm will provide you with instructions for voting by telephone or the Internet on the voting form.  Telephone and Internet voting procedures, if available through your bank or brokerage firm, are designed to authenticate your identity to allow you to give your voting instructions and to confirm that your instructions have been properly recorded.  Stockholders voting via the Internet should understand that there might be costs that they must bear associated with electronic access, such as usage charges from Internet access providers and telephone companies.  If your bank or brokerage firm does not provide you with a voting form, but instead you receive the WHITE universal proxy card, then you should mark our proxy card, date it and sign it, and return it in the enclosed postage-paid envelope.
VOTING AND PROXY PROCEDURES
Stockholders of Spruce may not cumulate votes relating to the election of directors.  For the proposals presented at the Annual Meeting, stockholders are entitled to one vote for each share of Common Stock the stockholder owned of record on the Record Date.
Only stockholders of record of Common Stock at the close of business on the Record Date are entitled to notice and to vote at the Annual Meeting.  At least a majority of shares outstanding on the Record Date and entitled to vote must be represented at the Annual Meeting, either in person or by proxy, in order to constitute a quorum for the transaction of business.  Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum.
Proxies relating to “street name” shares that are voted by brokers on some but not all of the matters before stockholders at the Annual Meeting will be treated as shares present for purposes of determining the presence of a quorum on all matters.  For brokerage or other nominee accounts that receive proxy materials from, or on behalf of, both Spruce and us, all items listed in the notice for the meeting will be considered “non-routine” matters.  In that case, if you do not submit any voting instructions to your broker or other nominee, your shares will not be counted in determining the outcome of any of the proposals at the Annual Meeting.
However, for brokerage or other nominee accounts that receive proxy materials only from Spruce, the broker or other nominee will be entitled to vote shares held for a beneficial owner only on the ratification of the appointment of Deloitte & Touche LLP, as Spruce’s independent auditor for the year ending December 31, 2024, without instructions from the beneficial owner of those shares.  In this event, a broker or other nominee still will not be entitled to vote shares held for a beneficial owner on the election of directors or the approval on an advisory basis of the Company’s executive compensation.

Election of Directors
A plurality voting standard applies to the election of directors at the Annual Meeting.  So, stockholders will be able to cast only “FOR” or “WITHHOLD” votes in the election of directors, and the two nominees receiving the most “FOR” votes will be elected as directors.  Withhold votes will be counted as present and entitled to vote for purposes of determining the presence of a quorum at the Annual Meeting, but will not be counted in determining the outcome of the election of directors.
With a plurality voting standard applying to the election of directors at the Annual Meeting, stockholders will not be able to abstain from voting in the election of directors.  Abstentions will be counted as present and entitled to vote for purposes of determining the presence of a quorum at the Annual Meeting.  See the discussion above on how shares held in “street name” are voted.
The following will not be votes cast and will have no effect on the election of any director nominee: (1) a share whose ballot is marked as withheld; and (2) a share otherwise present at the meeting as to which a stockholder gives no authority or direction (other than a share voted pursuant to a signed proxy card on which the stockholder has not indicated any voting direction).  If a stockholder executes the WHITE proxy card, but does not specify how to vote on the election of directors, the WHITE proxy card will be voted    Unless otherwise specified, this proxy will be voted “FOR” the election of Jason Stankowski and Clara Nagy McBane as Directors; and “WITHHOLD” on the Company’s nominees.
While you may mark instructions to any or all of the nominees, you may mark a vote “FOR” only two nominees in total.  You are permitted to vote for fewer than two nominees.  If you vote “FOR” fewer than two nominees, your shares will only be voted “FOR” the nominee you have marked and default to a “WITHHOLD” vote with respect to any nominee left unmarked.  If you vote “FOR” more than two nominees, your elections will be invalid.
Ratification of Auditors
The proposal on the vote to ratify the selection of the independent registered public accounting firm requires the affirmative vote “FOR” of a majority of the shares present and voting on this matter.  Abstentions and broker non-votes will have no effect on the outcome of the proposal.  See the discussion above on how shares held in “street name” are voted.
If a stockholder executes the WHITE proxy card, but does not specify how to vote on the ratification of auditors, the WHITE proxy card will be voted “FOR” the ratification of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm.
Approval of Executive Compensation
The proposal on the advisory vote to approve Company’s executive compensation requires the affirmative vote “FOR” of a majority of the shares present and voting on this matter.  Abstentions and broker non-votes will have no effect on the outcome of the proposal.  See the discussion above on how shares held in “street name” are voted.
If a stockholder executes the WHITE proxy card, but does not specify how to vote on the approval of executive compensation, the WHITE proxy card will be voted “FOR” the approval on an advisory basis of the Company’s executive compensation.

REVOCATION OF PROXIES
A proxy given pursuant to this solicitation may be revoked at any time before it is voted.  If you are a record holder, you may revoke your proxy and change your vote by: (1) by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Company’s Secretary; or (2) attending the Annual Meeting and voting in person.  If you are the beneficial owner of shares held in street name, you may revoke your proxy and change your vote: (1) by submitting new voting instructions to your broker, bank or other nominee in accordance with their voting instructions, or (2) if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares in person, by attending the Annual Meeting, presenting the completed legal proxy to the Company and voting in person.  You should be aware that simply attending the Annual Meeting will not in and of itself constitute a revocation of your proxy.
Only holders of record as of the close of business on the Record Date will be entitled to vote at the Annual Meeting.  If you were a stockholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell your shares after the Record Date.  Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares, even if you sell such shares after the Record Date.
ALTHOUGH YOU MAY VOTE MORE THAN ONCE, ONLY ONE PROXY WILL BE COUNTED AT THE ANNUAL MEETING, AND THAT WILL BE YOUR LATEST-DATED, VALIDLY EXECUTED PROXY.
If you have already sent a [●] proxy to management of the Company, you can revoke that proxy by signing, dating and mailing the WHITE universal proxy card or by voting in person at the Annual Meeting.
SOLICITATION OF PROXIES; EXPENSES
We have provided the required notice to the Company pursuant to the Universal Proxy Rules, including Rule 14a-19(a)(1) under the Exchange Act, and intend to solicit proxies from the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of the Nominees’ election in accordance with applicable law and intend to comply with applicable requirements of the Exchange Act.
The entire expense of preparing and mailing this Proxy Statement and any other soliciting material and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation and litigation) will be borne by us.  In addition to the use of the mails, proxies may be solicited by us and/or our regular employees by telephone, e-mail, and personal solicitation, for which no additional compensation will be paid to those persons engaged in such solicitation.  Proxies will not be solicited by specially engaged employees.  Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward solicitation material to the beneficial owners of the common stock that such institutions hold, and we will reimburse such institutions for their reasonable out-of-pocket expenses.
We have retained Saratoga Proxy Consulting LLC, a proxy solicitation firm, to assist in the solicitation of proxies at a fee estimated not to exceed $[●], plus reimbursement of reasonable out-of-pocket expenses and fees related to calls to solicit stockholders.  Approximately 15 persons will be utilized by that firm in its solicitation efforts.
We estimate that our total expenditures relating to the solicitation of proxies will be approximately [●] (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation, and litigation).  Total cash expenditures to date relating to this solicitation have been approximately $[●].
We intend to seek reimbursement from the Company for our actual expenses in connection with this solicitation.  If elected, the Nominees will submit the matter to a vote of the Company’s Board.  The Company’s Board may vote to submit the matter of reimbursement to a vote of the Company’s stockholders.  If elected to the Company’s Board, Jason Stankowski and Clara Nagy McBane intend to vote in favor of reimbursing us and submitting the matter to a vote of the Company’s stockholders.  If the matter is submitted to a vote of the Company’s stockholders, we will vote our shares in favor of such reimbursement and will accept the results of such stockholder vote.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS
The only participants known to the Stockholder are Clayton Partners LLC, The JSCC Family Trust, Jason Stankowski and Clara Nagy McBane. The business address of each Participant for purposes of this notice and solicitation is c/o Clayton Capital Appreciation Fund, L.P. 31600 College Avenue, Suite 203, Berkeley, California 94705. Each Participant’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on is provided below.
Name	Principal Occupation or Employment	Name, Business and Address Employer
Jason Stankowski
Jason is a partner and portfolio manager of Clayton Partners LLC. Jason has been in the investment industry since 1992 and founded Clayton Partners LLC and the Clayton Capital Appreciation Fund, L.P. in 2003.

Clayton Partners LLC 31600 College Avenue Suite 203 Berkeley, CA 94705
Clayton Partners LLC	Clayton Partners is an opportunistic value investment firm. Clayton manages a private investment partnership and individual separate accounts.	Clayton Partners LLC 31600 College Avenue Suite 203 Berkeley, CA 94705
Clayton Capital Appreciation Fund, L.P.	The Clayton Capital Appreciation Fund invests in the public markets and looks to align with shareholder friendly management teams that focus on long-term value creation.	Clayton Partners LLC 31600 College Avenue Suite 203 Berkeley, CA 94705
The JSCC Family Trust	The Trust is an investment vehicle for Mr. Stankowski and his family.	Clayton Partners LLC 31600 College Avenue Suite 203 Berkeley, CA 94705
Clara Nagy McBane	Clara is the founder and CEO of Ventura Energy which is a developer of behind-the-meter and community sized solar and storage systems.	Ventura Energy LLC 925 De La Vina Street Suite 104 Santa Barbara, CA 9310

Provided below is the amount of Common Stock that each Participant owns beneficially, directly or indirectly.
Name	Shares Held of Record	Shares Held Beneficially
Clayton Capital Appreciation Fund, L.P.	1,000(1)	406,900 (2)
Jason Stankowski	0	407,900 (3)
Clayton Partners LLC	0	406,900 (2)
The JSCC Family Trust	0	1,000(3)
Clara Nagy McBane	0	0
(1)
Clayton Capital Appreciation Fund, L.P., the Stockholder, is the record holder and beneficial owner of these shares of Common Stock.  All of the other shares of Common Stock owned by Clayton Capital Appreciation Fund, L.P. are held in street name.

(2)
Clayton Capital Appreciation Fund, L.P., the Stockholder, is the beneficial owner of these shares pursuant to Rule 13d-3 of the Exchange Act.  Clayton Partners LLC is the General Partner of Clayton Capital Appreciation Fund, L.P. and is deemed to beneficially own these shares pursuant to Rule 13d-3.

(3)
Pursuant to Rule 13d-3, Jason Stankowski is deemed to beneficially own the shares held by Clayton Capital Appreciation Fund, L.P., as he is the control person of Clayton Partners LLC, the General Partner of Clayton Capital Appreciation Fund, L.P., and The JSCC Family Trust, as Trustee of the Trust.

Other than as disclosed herein, the Participants only hold shares of Common Stock, and do not hold any other class of securities of the Company.
Appendix A, which is incorporated herein by reference, states with respect to shares of Common Stock, as the Participants do not hold, and have note held, any other securities of the Company, all of the shares purchased or sold within the past two years, the dates on which they were purchased or sold and the amount purchased or sold on each such date.
Except as provided below, no part of the purchase price or market value of any of the shares of Common Stock on Appendix A is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.  From time to time, the Stockholder and Clayton Partners may purchase Common Stock on margin provided by banking institutions or brokerage firms on such firms’ usual terms and conditions, but have not done so as of the date of this notice. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account.  So, all or part of the shares of Common Stock held may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin would be used to purchase the Common Stock.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this notice, none of the Stockholder, the Nominees, Clayton Partners nor The JSCC Family Trust have loans secured by Common Stock.
Other than as disclosed herein, no Participant is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.
None of the Participant’s “associates” (as defined in Rule 14a-1 of the Exchange Act) own beneficially, directly or indirectly, shares of Common Stock or any other securities of the Company.
No Participant beneficially owns, directly or indirectly, any class of securities of any parent or subsidiary of the Company.
There is no applicable information for any of the Participants or any associates that is required by Item 404(a) of Regulation S-K.  Other than as discussed herein and in the notice, no Nominee has had any direct or indirect compensation or other material monetary agreements, arrangements and understandings during the past three years, or any other material relationships, between or among the Stockholder, and the Stockholder’s affiliates, partners, members, clients and associates, or others acting in concert therewith, on the one hand, and the Nominee, and the Nominee’s affiliates and associates, or others acting in concert therewith, on the other hand.  There are no agreements between any of the Nominees and any person or entity other than the Company relating to compensation or payment in connection with the Nominees’ candidacy or service.  There are no transactions that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the Stockholder or any affiliate or associate thereof or person acting in concert therewith were the “registrant” for purposes of such rule and the Nominees were directors or executive officers of such registrant.
No Participant and no associate of any Participant has any arrangement or understanding with any person – (a) with respect to any future employment by the Company or its affiliates; or (b) with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Other than the Participants identified above, none of the Participants, nor any of their associates, is aware of any other person who is a party to an arrangement or understanding pursuant to which a Nominee for election as director is proposed to be elected.  The Nominees may be indemnified by the Stockholder for any reasonable liabilities they may incur in connection with the intended solicitation of proxies for use at the 2024 Annual Meeting.  The Stockholder may reimburse the Nominees for any expenses that they reasonably incur in connection with the intended solicitation of proxies for use at the 2024 Annual Meeting.  The only substantial interest, direct or indirect, that any Participant has in any matter to be acted upon at the 2024 Annual Meeting (as such items are known to the Participants and their associates as of the date of this notice), is the Participants’ security holdings.
None of the Participants, nor any of their associates, know of any applicable information or disclosure required by Item 402(t) of Regulation S-K.
Other than as set forth herein, there are not, and there have not been, any direct and indirect compensation and other material monetary agreements, arrangements, and understandings during the past three years, and any other material relationships, between or among the Stockholder and respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed Nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the Stockholder making the nomination or on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of Item 404 and the nominee were a director or executive officer of such registrant.

Set forth herein is all of the information relating to the Nominees (including, without limitation, the Nominees’ names, ages, business and principal occupations or employment and the class or series and number of shares of capital stock of the Company that are owned beneficially or of record by the Nominees) that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected).
Mr. Stankowski is presently serving as a director of Epsilon Energy Ltd.  Mr. Stankowksi is not presently serving as a director of any other corporation, partnership or entity (other than Epsilon Energy Ltd.) that has a class of debt or equity securities registered under the Exchange Act, or is subject to the requirements of Section 15(d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940, as amended, nor has he served as such during the past five years.  Ms. McBane is not presently serving as a director of any corporation, partnership or other entity that has a class of debt or equity securities registered under the Exchange Act, or is subject to the requirements of Section 15(d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940, as amended, nor has she served as such during the past five years.
The shares owned by Mr. Stankowski are provided above.  Ms. McBane does not own any securities of the Company.  The transactions on behalf of Mr. Stankowski or his affiliates during the past two years are identified on Appendix B, which information is incorporated herein by reference.
None of the Nominees has any family relationship with any Director or officer of the Company.
During the past ten years:
a. No petition under the federal bankruptcy laws or any state insolvency law has been filed by or against any nominee (or any other Participant), and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of any nominee (or any other Participant).  In addition, no petition under the federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of any partnership in which any Nominee (or any other Participant) is or was a general partner, or any corporation or business association of which any Nominee (or any other Participant) is or was an executive officer at or within two years before the time of such filing.
b. No Nominee (or any other Participant) has been convicted in a criminal proceeding nor has any nominee been the named subject of any criminal proceeding which is presently pending (excluding traffic violations and other minor offenses).
c. No Nominee (or any other Participant) has been the subject of any court order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining (or otherwise limiting) such nominee (or any other Participant) from (A) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission (“CFTC”) or any associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with any such activity; (B) engaging in any type of business practice; or (C) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws.
d. No Nominee (or any other Participant) has been the subject of any order, judgment or decree not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days such nominee’s right (or any other Participant’s right) to be engaged in any activity described in clause c.(A) above, or such nominee’s right (or any other Participant’s right) to be associated with persons engaged in any such activity.
e. No Nominee (or any other Participant) has been found by a court of competent jurisdiction in a civil action or by the SEC or the CFTC to have violated any federal or state securities law or any federal commodities law, where such judgment or finding has not been subsequently reversed, suspended or vacated.
f. No Nominee (or any other Participant) has been the subject of, or a party to, any supervisory action by federal or state judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (A) Any federal or state securities or commodities law or regulation; (B) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (C) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity.
g. No Nominee (or any other Participant) has been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, and registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.
During the Company’s last two fiscal years, none of the Nominees (nor any other Participant), nor any member of any Nominee’s (nor any other Participant’s) immediate family, has had any direct or indirect material interest in any transaction in which the Company was or is a Participant, and none of the Nominees (nor any other Participant), nor any member of any Nominee’s (nor any other Participant’s) immediate family, has any direct or indirect material interest in any currently proposed transaction in which the Company is to be a Participant.
None of the Participants, nor any of their associates, know of any applicable information or disclosure required by Item 402(t) of Regulation S-K.

OTHER MATTERS
Rule 14a-5(c) of the Exchange Act permits us to communicate certain information that we are required to provide in this Proxy Statement by referring to such information in the Company’s proxy statement, eliminating the need for us to provide this information directly in this Proxy Statement.  Specifically, we are relying on disclosure in the Company’s proxy statement to communicate the following information related to Spruce and its affiliates, associates, executive officers, nominees and directors, as applicable and required by the proxy rules: (1) a brief description of any material legal proceedings in which a director or executive officer or any associate of these parties is adverse to the Company or its subsidiaries or has a material interest adverse to the company or its subsidiaries, in accordance with Item 103 (Instruction 4) of Regulation S-K; (2) the information for all directors, director nominees and persons chosen to be directors required by Item 401 of Regulation S-K; (3) a description of any transaction that occurred since the beginning of the Company’s last fiscal year, or is currently proposed, that the Company is party to which involves a related person and exceeds $120,000, in accordance with Item 404(a) of Regulation S-K; (4) the identification of any Section 16 insider who failed to file a timely report under Section 16 in the last fiscal year, along with any required information, in accordance with Item 405 of Regulation S-K; (5) the information regarding the audit committee and audit committee matters required by Item 407(d)(4), (d)(5) and (h) of Regulation S-K under the Exchange Act; (6) information regarding the compensation of directors and executive officers, in accordance with Item 402 of Regulation S-K; (7) the information regarding the compensation committee and compensation committee matters required by Item 407(e)(4) and (e)(5) of Regulation S-K; (8) the information regarding independent public accountants required by Item 9 of Schedule 14A; (9) the information regarding delivery of documents to security holders sharing an address required by Item 23 of Schedule 14A; (10) the information regarding shareholder approval of executive compensation required by Item 24 of Schedule 14A; and (11) the information required by Item 25 of Schedule 14A.
ADDITIONAL INFORMATION
The information concerning Spruce contained in this Proxy Statement has been taken from, or is based upon, publicly available information.  Although we do not have any information that would indicate that any information contained in this Proxy Statement concerning Spruce is inaccurate or incomplete, we do not take responsibility for the accuracy or completeness of the information prepared by Spruce.
Spruce files annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information that the Company files with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  These SEC filings are also available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at www.sec.gov.
You should refer to the Company’s proxy statement for information required by Item 7 of Schedule 14A with regard to the Company’s nominee or nominees.  Stockholders can access the Company’s proxy statement, and any other relevant documents, without cost on the Securities and Exchange Commission’s website.
YOUR VOTE IS IMPORTANT
NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN WE ARE SEEKING YOUR SUPPORT.  ONLY YOUR LATEST DATED PROXY COUNTS.  EVEN IF YOU HAVE ALREADY RETURNED A [●] PROXY TO THE COMPANY’S BOARD, YOU HAVE EVERY LEGAL RIGHT TO REVOKE IT BY RETURNING A WHITE UNIVERSAL PROXY TO US AS PROVIDED BELOW.
IF YOU ARE A RECORD HOLDER, PLEASE VOTE BY SIGNING, DATING, AND MAILING IN THE ENCLOSED POSTAGE-PAID ENVELOPE THE ENCLOSED WHITE UNIVERSAL PROXY CARD AS SOON AS POSSIBLE.  IF YOUR SHARES ARE HELD IN “STREET NAME” BY A BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN, FOLLOW THE DIRECTIONS GIVEN BY THE BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN REGARDING HOW TO INSTRUCT THEM TO VOTE YOUR SHARES.  YOUR BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN MAY PERMIT YOU TO VOTE BY THE INTERNET OR BY TELEPHONE.
Please contact Saratoga Proxy Consulting LLC, our proxy solicitors, at the following address, telephone number or website, if you have any questions or require any assistance.
If you have any questions or need assistance in voting, please call:

520 8th Avenue, 14th Floor
New York, NY  10018

Stockholders Call Toll Free at: (888) 368-0379 or (212) 257-1311
Email: info@saratogaproxy.com

[●], 2024	Sincerely, CLAYTON CAPITAL APPRECIATOIN FUND, L.P By:__________________________________ Jason Stankowski Managing Member of General Partner

PRELIMINARY PROXY MATERIALS, SUBJECT TO COMPLETION,
DATED MAY 30, 2024

Appendix A

Transactions in Shares of the Company

The table below shows all of the shares of Common Stock sold or purchased within the past two years by the Clayton Capital Appreciation Fund, L.P., and by Jason Stankowski through his family trust (no other affiliates or associates (each term as defined in as defined in Rule 14a-1 of the Exchange Act) of either of them have sold or purchased any shares of Common Stock within the past two years).  Clara Nagy McBane has not purchased or sold any shares of Common Stock within the past two years.
Person	Trade Date	Buy or Sale	Quantity
Clayton Capital Appreciation Fund, L.P.	6/20/2023	BUY	129,036
Clayton Capital Appreciation Fund, L.P.	6/21/2023	BUY	85,393
Clayton Capital Appreciation Fund, L.P.	6/22/2023	BUY	125,336
Clayton Capital Appreciation Fund, L.P.	7/20/2023	BUY	136,384
Clayton Capital Appreciation Fund, L.P.	7/24/2023	BUY	23,851
Clayton Capital Appreciation Fund, L.P.	8/11/2023	BUY	102,400
Clayton Capital Appreciation Fund, L.P.	8/15/2023	BUY	25,000
Clayton Capital Appreciation Fund, L.P.	9/11/2023	BUY	10,580
Clayton Capital Appreciation Fund, L.P.	9/19/2023	BUY	7,020
Clayton Capital Appreciation Fund, L.P.	9/20/2023	BUY	19,800
Clayton Capital Appreciation Fund, L.P.	9/21/2023	BUY	15,200
Clayton Capital Appreciation Fund, L.P.	9/28/2023	BUY	30,000
Clayton Capital Appreciation Fund, L.P.	9/29/2023	BUY	40,261
Clayton Capital Appreciation Fund, L.P.	10/8/2023	1 for 8 reverse stock split effected by Company	N.A.
Clayton Capital Appreciation Fund, L.P.	10/9/2023	BUY	24,218
Clayton Capital Appreciation Fund, L.P.	10/10/2023	BUY	10,000
Clayton Capital Appreciation Fund, L.P.	10/17/2023	BUY	12,000
Clayton Capital Appreciation Fund, L.P.	10/19/2023	BUY	10,000
Clayton Capital Appreciation Fund, L.P.	11/10/2023	BUY	44,839
Clayton Capital Appreciation Fund, L.P.	11/13/2023	BUY	19,124
Clayton Capital Appreciation Fund, L.P.	11/15/2023	BUY	15,000
Clayton Capital Appreciation Fund, L.P.	11/16/2023	BUY	15,000
Clayton Capital Appreciation Fund, L.P.	11/21/2023	BUY	16,037
Clayton Capital Appreciation Fund, L.P.	11/22/2023	BUY	6,301
Clayton Capital Appreciation Fund, L.P.	11/28/2023	BUY	9,476
Clayton Capital Appreciation Fund, L.P.	11/29/2023	BUY	174
Clayton Capital Appreciation Fund, L.P.	11/30/2023	BUY	4,049
Clayton Capital Appreciation Fund, L.P.	12/7/2023	BUY	1,647
Clayton Capital Appreciation Fund, L.P.	12/8/2023	BUY	3,353
Clayton Capital Appreciation Fund, L.P.	1/9/2024	BUY	3,487
Clayton Capital Appreciation Fund, L.P.	1/11/2024	BUY	1,513
Clayton Capital Appreciation Fund, L.P.	1/19/2024	BUY	6,610
Clayton Capital Appreciation Fund, L.P.	1/22/2024	BUY	5,000
Clayton Capital Appreciation Fund, L.P.	1/26/2024	BUY	5,000
Clayton Capital Appreciation Fund, L.P.	2/1/2024	BUY	3,478
Clayton Capital Appreciation Fund LP	3/19/2024	BUY	30,912
Clayton Capital Appreciation Fund LP	3/20/2024	BUY	12,952
Clayton Capital Appreciation Fund LP	3/21/2024	BUY	18,448
Clayton Capital Appreciation Fund LP	3/27/2024	BUY	10,000
Clayton Capital Appreciation Fund LP	5/6/2024	BUY	6,265
Clayton Capital Appreciation Fund LP	5/7/2024	BUY	9,233
Clayton Capital Appreciation Fund LP	5/8/2024	BUY	8,102
Clayton Capital Appreciation Fund LP	5/9/2024	BUY	900

The JSCC Family Trust	2/20/2024	BUY	1,000

A-1

PRELIMINARY PROXY MATERIALS, SUBJECT TO COMPLETION,
DATED MAY 30, 2024

PROXY
THIS PROXY IS SOLICITED BY CLAYTON CAPITAL APPRECIATION FUND, L.P.
THIS SOLICITATION IS NOT BEING MADE BY THE BOARD OF DIRECTORS OF SPRUCE POWER HOLDING CORPORATION
2024 ANNUAL MEETING OF STOCKHOLDERS
The undersigned hereby appoints [●], [●] and [●]. and each of them, attorneys and agents with full power of substitution, as Proxy for the undersigned, to vote all shares of stock of Spruce Power Holding Corporation (“Spruce” or the “Company”) which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held at [●] Eastern Time, on [●] 2024, or any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”). The Annual Meeting will be a virtual meeting of stockholders, via live webcast at [www. [●]].
This proxy, when properly executed will be voted in the manner directed herein by the undersigned stockholder.  Unless otherwise specified, this proxy will be voted “FOR” the election of Jason Stankowski and Clara Nagy McBane as Director; “WITHHOLD” on the Company’s nominees; “FOR” the ratification of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm; and “FOR” the approval on an advisory basis of the Company’s executive compensation. This proxy revokes all prior proxies given by the undersigned.
Clayton Capital Appreciation Fund, L.P. and its affiliates, Clayton Partners LLC, The JSCC Family Trust, Jason Stankowski and Clara Nagy McBane, recommend that you vote “FOR” the election of Jason Stankowski and Clara Nagy McBane as Director; “WITHHOLD” on the Company’s nominees; “FOR” the ratification of Deloitte & Touche LLP as the Company’s independent registered public accounting firm; and “FOR” the approval on an advisory basis of the Company’s executive compensation.
1.	ELECTION OF DIRECTORS:
Clayton Capital Appreciation Fund, L.P. Nominees:
	Clara Nagy McBane	☐ FOR	☐ WITHHOLD
	Jason Stankowski	☐ FOR	☐ WITHHOLD
Company Nominees:
	John P. Miller	☐ FOR	☐ WITHHOLD
	Erich Tech	☐ FOR	☐ WITHHOLD
Instruction: While you may mark instructions to any or all of the nominees, you may mark a vote “FOR” only two nominees in total.  You are permitted to vote for fewer than two nominees.  If you vote “FOR” fewer than two nominees, your shares will only be voted “FOR” the nominee you have marked and default to a “WITHHOLD” vote with respect to any nominee left unmarked.  If you vote “FOR” more than two nominees, your elections will be invalid and, depending on your broker, bank, or other nominee through which you hold shares, your votes on all other proposals before the Annual Meeting may also be invalid.

2.	RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2024.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	CONSIDERATION OF AN ADVISORY VOTE TO APPROVE THE COMPANY’S EXECUTIVE COMPENSATION.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IMPORTANT:  PLEASE SIGN AND DATE ON THE REVERSE SIDE.
In his discretion, each Proxy is authorized to vote upon such other business that may properly come before the Annual Meeting and any and all adjournments or postponements thereof, as provided in the proxy statement provided herewith.
Dated:__________________________________________________
Signature:__________________________________________________
Signature (if held jointly):__________________________________________________
Title:__________________________________________________
Please sign exactly as your name(s) appear on the proxy card(s) previously sent to you.  When shares are held by joint tenants, both should sign.  When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such.  If a corporation, please sign in full corporation name by the President or other duly authorized officer.  If a partnership, please sign in partnership name by authorized person.  This proxy card votes all shares held in all capacities.
PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on [●], 2024.  This proxy statement and the accompanying form of WHITE universal proxy card are available at [●].